Exhibit 16.1

April 11, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 11, 2016, of Semtech Corporation, and are in agreement with the statements contained in the second, third, fourth and fifth paragraphs of Item 4.01(a). We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the second paragraph of Item 4.01(a), we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s fiscal year 2016 financial statements.

/s/ Ernst & Young LLP